UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20150003

DIVISION OF
CORPORATION FINANCE

February 5, 2015

Kimberly A. deBeers
Skadden, Arps, Slate, Meagher & Flom LLP
kimberly.debeers@skadden.com

Re: O'Reilly Automotive, Inc.
Incoming letter dated December 24, 2014

Dear Ms. deBeers:

This is in response to your letter dated December 24, 2014 concerning the shareholder proposal submitted to O'Reilly Automotive by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

February 5, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: O'Reilly Automotive, Inc.
Incoming letter dated December 24, 2014

The proposal requests that the compensation committee adopt an incentive pay recoupment policy in the manner set forth in the proposal.

We are unable to concur in your view that O'Reilly Automotive may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that O'Reilly Automotive's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that O'Reilly Automotive has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that O'Reilly Automotive may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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December 24, 2014

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: O'Reilly Automotive, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, O'Reilly Automotive, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2015 annual meeting of shareholders (the "2015 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2015 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The resolution contained in the Proposal is copied below:

> RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.
>
> Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2015 proxy materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Background

The Company received the Proposal, accompanied by a cover letter from the Proponent, on October 17, 2014, and received a letter from Fidelity Investments, dated October 22, 2014, verifying the Proponent's stock ownership as of such date. A copy of the Proposal, cover letter and broker letter is attached hereto as <u>Exhibit A</u>.

The Board of Directors of the Company (the "Board"), following consideration of the Proposal and a recommendation by the Compensation Committee of the Board (the "Committee"), substantially implemented the Proposal by adopting, on December 19, 2014, a recoupment policy covering incentive compensation of the Company's current and former named executive officers, as determined pursuant to Regulation S-K Item 402. A copy of the Incentive Compensation Clawback Policy (the "Policy"), which became effective immediately upon adoption, is attached hereto as Exhibit B.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare[d] favorably with the guidelines of the proposal and that [the company], therefore, substantially implemented the proposal"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal"); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion on substantial implementation grounds of a proposal requesting a sustainability report where the company already published such a report as part of its corporate responsibilities report); *The Talbots Inc.* (Apr. 5, 2002) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Nordstrom, Inc.* (Feb. 8, 1995) (permitting exclusion on substantial implementation grounds of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10), even if the proposal has not been implemented exactly as proposed by the shareholder proponent, where a company has satisfied the essential objective of the proposal. In *AutoNation Inc.* (Feb. 16, 2005), the Staff permitted exclusion of a proposal which requested that the company's board seek shareholder approval for future "golden parachute" arrangements that provided benefits exceeding a certain percentage of a senior executive's base salary and bonus. In its request for relief, the company noted that, after receiving the proposal, it adopted a policy that satisfied the proposal's essential objective even though the policy did not precisely correspond to the policy requested by the proposal. *See also MGM Resorts International* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and terminating employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap, Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

As in the precedent described above, the Policy compares favorably to the guidelines of the Proposal and, while not implemented exactly as proposed by the Proponent, the Policy satisfies the Proposal's essential objective — the adoption of a policy that provides for the recoupment of a senior executive's incentive compensation in the event of his or her misconduct.

In particular, the Proposal requests a policy that applies to all future incentive plans and award agreements and that requires the Committee to review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks. The Proposal also requests disclosure to shareholders of the circumstances of any recoupment and of any decision not to pursue recoupment.

Favorably acting upon the Proposal's requests, the Board adopted the Policy which specifically provides that if the Board or the Committee determines that incentive compensation of a covered employee was overpaid as a result of a restatement of the reported financial results of the Company due to material non-compliance with financial reporting requirements that resulted from the fraud or willful misconduct of such covered employee, the Board or the Committee will review the incentive compensation paid, granted, vested or accrued based on the prior inaccurate results. The Policy also provides that, to the extent practicable and as permitted by applicable law, the Board or Committee will determine whether to seek to recover or cancel the difference between any incentive compensation that was based on having met or exceeded performance targets that would not have been met based upon accurate financial data and the incentive compensation that would have been paid or granted to the covered employee or the incentive compensation in which the covered employee would have vested had the actual payment, granting or vesting been calculated based on the accurate data or restated results, as applicable.

In addition, rather than limit the circumstances that might trigger a recoupment review to situations that cause significant financial or reputational harm to the Company as requested by the Proposal, the Policy takes a broader approach and requires a recoupment review regardless of the degree of financial or reputational harm suffered by the Company. The Policy also applies to all future incentive plans and award agreements, as requested by the Proposal, by specifying that it applies to all incentive compensation granted, paid or credited after the Policy's adoption by the Board, except to the extent prohibited by applicable law or any other legal obligation of the Company.

With respect to the Proposal's request for disclosure regarding the Policy, the Company is already required under the Commission's rules to disclose the circumstances of any recoupment and of any decision not to pursue recoupment under the Policy. In particular, Regulation S-K Item 402(b)(2)(viii) provides that the compensation discussion and analysis section of the Company's annual proxy statement should discuss the "policies *and* decisions regarding the adjustment or recovery of awards or payments if the relevant [company] performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment." (Emphasis added.) While that disclosure item was originally adopted to address recoupments under Section 304 of the Sarbanes-Oxley Act of 2002, the Commission specifically noted that the disclosure obligation was not limited to Section 304-related policies and decisions. *See* Exchange Act Release No. 34-54302A (Nov. 7, 2007) at footnote 83. Consistent with that obligation, the Company intends to describe in its annual proxy statement the Policy, including the circumstances in which incentive compensation will be recouped, as well as any recoupment decisions that are made under the Policy. Such proxy disclosure, therefore, satisfies the Proposal's request for disclosure regarding the Policy.

By adopting the Policy, the Company believes that it has satisfied the Proposal's essential objective. The Company also believes that the Policy and the Company's public disclosures described above compare favorably to the guidelines of the Proposal. Accordingly, it is the Company's view that it has substantially implemented the Proposal and that the Proposal is thus excludable under Rule 14a-8(i)(10).

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Kim deBeers /HG

Kimberly A. deBeers

Enclosures

cc: John Chevedden

<u>EXHIBIT A</u>

(see attached)

From *** FISMA & OMB Memorandum M-07-16 ***
Date: October 17, 2014 at 10:22:50 PM CDT
To: "Jeffrey L. Groves" <jgroves@oreillyauto.com>
Cc: "Becky Piland" <bpiland@oreillyauto.com>
Subject: Rule 14a-8 Proposal (ORLY)``

Mr. Groves,
Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.
If this proposal helps to increase our stock price by a few pennies it could result in an increase of more then $1 million in shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Ms. Tricia Headley
Corporate Secretary
O'Reilly Automotive, Inc. (ORLY)
233 S. Patterson Ave.
Springfield, MO 65802
Phone: 417 862-6708
Fax: 417-874-7242

Dear Ms. Headley,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — October 17, 2014
John Chevedden   Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Jeffrey L. Groves <jgroves@oreillyauto.com>
General Counsel
Becky Piland <bpiland@oreillyauto.com>
PH: 417-829-5769
FX: 417-829-5726

[ORLY: Rule 14a-8 Proposal, October 17, 2014]

4 – Recovery of Unearned Management Bonuses

RESOLVED, that shareholders request the Compensation Committee of our Board of Directors to adopt an incentive pay recoupment policy to provide that the Committee will (a) review, and determine whether to seek recoupment of incentive compensation paid, granted or awarded to a senior executive if, in the Committee's judgment, (i) there has been misconduct resulting in a violation of law or company policy, that causes significant financial or reputational harm to the company and (ii) the senior executive either committed the misconduct or failed in his or her responsibility to manage or monitor conduct or risks; and (b) disclosure to shareholders the circumstances of any recoupment, and of any Committee decision not to pursue recoupment in instances that meet criteria (i) and (ii). The Policy should mandate that the above recoupment provisions be included in all future incentive plans and award agreements and that the policy be posted on the company website.

Recoupment includes (a) recovery of compensation already paid and (b) forfeiture, recapture, reduction or cancellation of amounts awarded or granted to an executive over which the company retains control. The Policy should operate prospectively, so as not to affect any compensation paid, awarded or granted before it takes effect.

Former General Electric General Counsel Ben Heineman Jr. said that recoupment policies with business-related misconduct triggers are "a powerful mechanism for holding senior leadership accountable to the fundamental mission of the corporation: proper risk taking balanced with proper risk management and the robust fusion of high performance with high integrity." (http://blogs.law.harvard.edu/corpgov/2010/08/13/making-sense-out-of-clawbacks/)

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI Ratings, an independent investment research firm, rated our board F. Our board had 4 inside directors who each had 34 to 48 years tenure each, which negatively impacts director independence: Rosalie O'Reilly-Wooten, David O'Reilly, Lawrence O'Reilly and Charles O'Reilly Jr. Three directors received more than 12% in negative votes each: Charles O'Reilly Jr., Lawrence O'Reilly and Rosalie O'Reilly-Wooten. Paul Lederer, Lead Director and audit committee memeber, was potentially over-committed with seats on 4 public boards.

GMI said O'Reilly Automotive did not report on its sustainability policies and practices via the Global Reporting Initiative nor had it become a voluntary signatory of the UN Global Compact, a global standard for achieving and maintaining effective sustainability practices. O'Reilly Automotive had not implemented OHSAS 18001 as its occupational health and safety management system, nor did it actively disclose its workplace safety record in its annual report or other reporting vehicle.

GMI said multiple related party transactions and other potential conflicts of interest involving O'Reilly Automotive's board or senior managers should be reviewed in greater depth, as such practices raise concerns regarding potential self-dealing or abuse.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Recovery of Unearned Management Bonuses – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: October 22, 2014 at 6:47:14 PM CDT
To: "Jeffrey L. Groves" <jgroves@oreillyauto.com>
Cc: "Becky Piland" <bpiland@oreillyauto.com>
Subject: Rule 14a-8 Proposal (ORLY)blb

Mr. Groves,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

--

Personal Investing
P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

ORLY

Post-it® Fax Note 7671	Date 10-22-14	# of pages ▶
To Jeffrey Graves	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 417-874-7242 / 417-829-5726	Fax #	

October 22, 2014

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of AutoNation Inc. (CUSIP: 05329W102, trading symbol: AN), no fewer than 50.000 shares of DTE Energy Company (CUSIP: 233331107, trading symbol: DTE), no fewer than 60.000 shares of BorgWarner, Inc. (CUSIP: 099724106, trading symbol: BWA), no fewer than 50.000 shares of Occidental Petroleum Corp. (CUSIP: 674599105, trading symbol: OXY), no fewer than 50.000 shares of O'Reilly Automotive, Inc. (CUSIP: 67103H107, trading symbol: ORLY) and no fewer than 50.000 shares of Praxair, Inc. (CUSIP: 74005P104, trading symbol: PX) since July 1, 2013 (in excess of fifteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W968145-22OCT14

EXHIBIT B

(see attached)

O’Reilly Automotive, Inc.

Incentive Compensation Clawback Policy

Overview

O’Reilly Automotive, Inc. (the “Company”) has adopted this incentive compensation clawback policy (the “Policy”) in order to ensure that incentive compensation is paid based on accurate financial data. Under certain circumstances described below, the Company may seek recovery of incentive compensation that would not have been paid if the correct performance data had been used to determine the amount payable. The Board of Directors (the “Board”) and the Compensation Committee of the Board (“Committee”) shall have sole and absolute authority to interpret and enforce the Policy.

Covered Employees

The Policy applies to current and former named executive officers of the Company, as determined pursuant to Item 402 under Regulation S-K (collectively, the “Covered Employees”).

Incentive Compensation

For purposes of this Policy, “incentive compensation” means performance bonuses and incentive awards (including stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares or other stock-based awards) paid, granted, vested or accrued under any Company plan or agreement in the form of cash or Company common stock.

Accounting Restatement; Calculation of Overpayment

If the Board or the Committee determines that incentive compensation of a Covered Employee was overpaid, in whole or in part, as a result of a restatement of the reported financial or operating results of the Company due to material non-compliance with financial reporting requirements (unless due to a change in accounting policy or applicable law) that resulted from the fraud or willful misconduct of such Covered Employee, the Board or the Committee will review the incentive compensation paid, granted, vested or accrued based on the prior inaccurate results. To the extent practicable and as permitted by applicable law, the Board or Committee will determine, in its sole and absolute discretion, whether to seek to recover or cancel the difference between any incentive compensation that was based on having met or exceeded performance targets that would not have been met based upon accurate financial data, and the incentive compensation that would have been paid or granted to the Covered Employee or the incentive compensation in which the Covered Employee would have vested had the actual payment, granting or vesting been calculated based on the accurate data or restated results, as applicable (the “Overpayment”). In making the determination referred to in the preceding sentence the Board or Committee shall take into account such factors as it deems appropriate, in its sole and absolute discretion, including but not limited to the cost of recovery and the amount of the Overpayment.

Forms of Recovery

If the Board or Committee determines to seek recovery for the Overpayment, the Company shall have the right to demand that the Covered Employee reimburse the Company for the Overpayment. To the extent the Covered Employee does not make reimbursement of the Overpayment, the Company shall have the right to sue for repayment and enforce the repayment through the reduction or cancellation of outstanding and future incentive compensation. To the extent any shares have been issued under vested awards or such shares have been sold by the Covered Employee, the Company shall have the right to cancel any other outstanding stock-based awards with a value equivalent to the Overpayment, as determined by the Board or Committee.

Time Period for Overpayment Review

The Board or Committee shall be entitled to determine the Overpayment with respect to such Covered Employee for an unlimited period of time after the act of fraud or willful misconduct.

No Additional Payments

In no event shall the Company be required to award Covered Employees an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

Board/Committee Determination Final

Any determination by the Board or the Committee (or by any officer of the Company to whom enforcement authority has been delegated) with respect to this Policy shall be final, conclusive and binding on all interested parties.

Applicability

This Policy applies to all incentive compensation granted, paid or credited after the date of adoption of this Policy by the Board, except to the extent prohibited by applicable law or any other legal obligation of the Company. Application of the Policy does not preclude the Company from taking any other action to enforce a Covered Employee's obligations to the Company, including termination of employment or institution of civil or criminal proceedings.

Other Laws

The Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Covered Employee that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of the Policy).

Amendment; Termination

The Board or the Committee may amend or terminate this Policy at any time.